SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Gary Stern

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 100 (1)
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 100 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 100 shares held by Parent. The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Parent because of his role as an officer, director and shareholder of Parent.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 100 (1)
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 100 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 100 shares held by Parent. The Reporting Person’s interest in Parent, along with the interests in Parent held by GMS, RSFT, ESFT, RSGST, and ESGST, constitute a controlling interest in Parent, and the Reporting Person may be deemed to have shared voting and dispositive power of such Shares held by Parent because of his role as a controlling shareholder of Parent.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMS Family Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Group, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern Family 2012 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern 2012 GST Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern Family 2012 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern 2012 GST Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Finance Acquisition Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 100 (see Item 4)
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 100 (see Item 4)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (see Item 4)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

Explanatory Note:

Gary Stern (“Gary Stern”), Ricky Stern (“Ricky Stern”), Emily Stern (“Emily Stern”), Arthur Stern (“Arthur Stern”), GMS Family Investors LLC (“GMS”), Asta Group, Incorporated (“Asta Group”), the Ricky Stern Family 2012 Trust (the “RSFT”), the Ricky Stern 2012 GST Trust (the “RSGST”), the Emily Stern Family 2012 Trust (the “ESFT”), the Emily Stern 2012 GST Trust (the “ESGST,” and together with Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, GMS, Asta Group, RSFT, ESFT, and RSGST, the “Stern Group”), and Asta Finance Acquisition Inc. (“Parent”) (the Stern Group and Parent collectively, the “Reporting Persons”) are filing this Amendment No. 3 to report their respective beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) as of the date hereof and to amend certain other information set forth below in their Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2020 (as so amended, the “Stern Group Schedule 13D”). Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Stern Group Schedule 13D, as previously filed by the Reporting Persons. To the extent a Reporting Person has previously filed a Schedule 13D with the SEC, this Stern Group Schedule 13D constitutes an amendment to such Reporting Person’s Schedule 13D. Except for information specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Stern Group Schedule 13D of the Reporting Persons jointly, or any such Reporting Person’s individual Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is amended to add the following to the Stern Group 13D and amended as to include the following for those Reporting Persons who have previously filed a Schedule 13D with the SEC:

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated by reference into this Item 1.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following to the Stern Group 13D and amended as to include the following for those Reporting Persons who have previously filed a Schedule 13D with the SEC:

On September 29, 2020, Merger Sub, a wholly owned subsidiary of Parent, completed the Merger with and into the Issuer, pursuant to the terms of the Merger Agreement. The Issuer was the surviving corporation in the Merger and, as a result of the Merger, is now a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each Share issued and outstanding as of immediately prior to the Effective Time, other than Excluded Shares, was automatically cancelled and ceased to exist and converted into the right to receive cash in an amount equal to $13.10 without interest (the “Merger Consideration”). The Stern Group has contributed the Rollover Shares held by each member of the Stern Group pursuant to the Stern Group Commitment Letter dated April 8, 2020. At the Effective Time, each of the Rollover Shares were cancelled and ceased to exist and no consideration was paid in respect of such Rollover Shares. Further, at the Effective Time, the 100 shares of common stock of Merger Sub that were outstanding immediately prior to the Effective Time were converted into and became 100 shares of common stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The responses of Gary Stern, Ricky Stern, and Parent to rows (7) through (13) of the cover page to this Amendment No. 3 and Item 4 are incorporated herein by reference in this Item 5.

(a)-(b) As a result of the Merger and pursuant to the Merger Agreement, (i) Parent acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 100% of the outstanding Shares; and (ii) Parent has the sole power to vote and dispose of 100% of the Shares.

(c) The response set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement and the Stern Group Commitment Letter. Except as described herein, none of the Reporting Persons has effected any transactions in the Shares of the Issuer during the past sixty (60) days.

(d) Not applicable.

(e) September 29, 2020 for Ricky Stern, Emily Stern, Arthur Stern, GMS, Asta Group, RSFT, RSGST, ESFT, and ESGST.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2020

/s/ Gary Stern

Gary Stern

/s/ Ricky Stern

Ricky Stern

/s/ Emily Stern

Emily Stern

/s/ Arthur Stern

Arthur Stern

GMS Family Investors LLC

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Manager

Asta Group, Incorporated

By: /s/ Gary Stern

Name: Gary Stern

Title: President

Ricky Stern Family 2012 Trust

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

Ricky Stern 2012 GST Trust

By: /s/ Gary Stern

Name: Gary Stern

Title: Trustee

Emily Stern Family 2012 Trust

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

Emily Stern 2012 GST Trust

By: /s/ Gary Stern

Name: Gary Stern

Title: Trustee

Asta Finance Acquisition Inc.

By: /s/ Gary Stern

Name: Gary Stern

Title: President